Exhibit 99.1
STATS ChipPAC Reports Fourth Quarter and Full Year 2009 Results
Singapore — 1/28/2010, United States — 1/28/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the fourth quarter and full year 2009.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We delivered another strong quarter with significant improvement in profitability. Revenue for fourth quarter of 2009 increased by 21.6% over the corresponding quarter a year ago and by 1.3% over prior quarter to $394.7 million. Revenue for the full year 2009 of $1,325.7 million decreased by 20.0% over prior year. Our fourth quarter revenue growth reflected continued recovery in the semiconductor industry. As a result of higher savings realized from our cost reduction efforts and richer product mix, profitability for the quarter significantly improved over corresponding quarter a year ago and prior quarter.”
Net income for fourth quarter of 2009 was $33.8 million or $0.02 of net income per diluted ordinary share, compared to net loss of $22.1 million or $0.01 of net loss per diluted ordinary share in the corresponding quarter a year ago and net income of $25.1 million or $0.01 of net income per diluted ordinary share in the prior quarter. Net income for the full year 2009, including restructuring charges of $16.1 million, was $10.1 million or $0.00 of net income per diluted ordinary share, compared to net income of $25.7 million or $0.01 of net income per diluted ordinary share in 2008.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “Our gross margin in the fourth quarter of 2009 was 21.2% compared to 11.6% in the corresponding quarter a year ago and 20.2% in the prior quarter. Operating margin for fourth quarter of 2009 was 11.4% of revenue compared to (4.1)% in the corresponding quarter a year ago and 9.4% in the prior quarter. Capital spending in the fourth quarter and full year of 2009 was $76.2 million and $159.2 million or 19.3% and 12.0% of revenue compared to $22.4 million and $239.0 million or 6.9% and 14.4%, respectively, in the prior year. Capital spending increased in the fourth quarter of 2009 as we invested in additional capacity in wafer packaging and flip chip bumping ahead of anticipated ramp. We ended the fourth quarter of 2009 with record cash, cash equivalent and marketable securities of $368.1 million and debt of $458.0 million, compared to $352.8 million and $473.5 million, respectively, as of the fourth quarter of 2008.”
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; our ability to generate cash; potential impairment charges; availability of financing; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of the Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares under the Singapore Exchange Securities Trading Limited (“SGX-ST”); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our fourth quarter of 2009 and fiscal year 2009 ended on December 27, 2009, while our fourth quarter of 2008 and fiscal year 2008 ended on December 28, 2008. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 28,	December 27,	December 28,	December 27,
	2008	2009	2008	2009
Net revenues	$324,613	$394,734	$1,658,188	$1,325,685
Cost of revenues	(286,812)	(311,195)	(1,383,797)	(1,117,308)

Gross profit	37,801	83,539	274,391	208,377

Operating expenses:
Selling, general and administrative	28,959	24,689	118,337	95,516
Research and development	8,441	13,918	37,825	43,358
Restructuring charges	13,760	—	19,790	16,072
Equipment impairment	—	—	21,091	—
Accelerated share-based compensation	—	—	1,562	—

Total operating expenses	51,160	38,607	198,605	154,946

Operating income (loss)	(13,359)	44,932	75,786	53,431
Other income (expenses), net	(8,999)	(6,438)	(26,464)	(38,693)

Income (loss) before income taxes	(22,358)	38,494	49,322	14,738
Income tax benefit (expense)	378	(3,245)	(19,172)	(3,712)

Net income (loss)	(21,980)	35,249	30,150	11,026
Less: Net income attributable to the noncontrolling interest	(169)	(1,414)	(4,448)	(973)

Net income (loss) attributable to STATS ChipPAC Ltd.	$(22,149)	$33,835	$25,702	$10,053

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
Basic	$(0.01)	$0.02	$0.01	$0.00
Diluted	$(0.01)	$0.02	$0.01	$0.00

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,202,192	2,202,218	2,143,934	2,202,218
Diluted	2,202,192	2,202,236	2,146,249	2,202,230

Key Ratios and Information:
Gross Margin	11.6%	21.2%	16.5%	15.7%
Operating Expenses as a % of Revenue	15.7%	9.8%	11.9%	11.7%
Operating Margin	(4.1)%	11.4%	4.6%	4.0%
Depreciation & Amortization, including Amortization of Debt Issuance Costs	$68,376	$67,169	$286,428	$268,349
Capital Expenditures	$22,441	$76,223	$239,020	$159,222

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 28,	December 27,
	2008	2009
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$337,230	$351,195
Accounts receivable, net	139,520	208,766
Inventories	60,717	61,859
Other current assets	33,841	52,215

Total current assets	571,308	674,035

Marketable securities	15,587	16,929
Property, plant and equipment, net	1,216,342	1,115,497
Investment in equity investee	9,001	7,743
Goodwill and intangible assets	595,894	591,125
Other non-current assets *	38,931	21,611

Total assets	$2,447,063	$2,426,940

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$148,931	$182,704
Other current liabilities	152,836	103,394
Short-term debts	76,953	224,786

Total current liabilities	378,720	510,884
Long-term debts	396,500	233,181
Other non-current liabilities	64,144	59,329

Total liabilities	839,364	803,394

STATS ChipPAC Ltd. shareholders’ equity	1,548,657	1,564,669

Noncontrolling interest	59,042	58,877

Total liabilities and equity	$2,447,063	$2,426,940

*	Includes $1.0 million and $0.4 million of non-current restricted cash as of December 28, 2008 and December 27, 2009, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	4Q 2008	3Q 2009	4Q 2009
Net Revenues by Product Line
Packaging — laminate	55.0%	59.4%	56.7%
Packaging — leaded	18.0%	14.4%	15.2%
Test and other services	27.0%	26.2%	28.1%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	48.2%	48.6%	48.8%
Personal Computers	21.8%	18.2%	17.7%
Consumer, Multi-applications and Others	30.0%	33.2%	33.5%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	69.0%	72.4%	65.5%
Europe	8.3%	4.9%	8.3%
Asia	22.7%	22.7%	26.2%

	100.0%	100.0%	100.0%

Number of Testers	977	973	962
Number of Wirebonders	4,684	4,554	4,538

Overall Equipment Utilization Rate	48%	60%	64%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com